

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 7, 2017

Rajan Ahluwalia
Chief Executive Officer
Emperor Paper Industries Ltd.
5050 Quorum Drive, Suite 700
Dallas, TX 75254

> **Re: Emperor Paper Industries Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 29, 2017**
> **File No. 333-219193**

Dear Mr. Ahluwalia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2017 letter.

Risks Related to Our Business and Industry, page 7

We have a "going concern" opinion, page 7

1.   We note disclosure here that you will require $4,000,000 to continue operations for the next twelve months. As it appears that the maximum amount of proceeds to be raised in this offering will be $1,000,000, please revise to disclose the risk that you may not be able to obtain additional financing to continue operations for the next twelve months and clarify, if true, that you currently do not have any agreements or arrangements in place to obtain additional funds. Please also revise the disclosure under your "Use of Proceeds" section to clarify that the net offering proceeds will not sufficiently fund your capital needs to continue operations for the next twelve months or advise.

<u>Selling Security Holders, page 23</u>

2.   Please indicate the nature of any position, office, or other material relationship, including familial relationships, which any of the selling security holders has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K. As an example only, Mr. Amit Ahluwalia and Mr. Rajan Ahluwalia, your Chief Executive Officer, appear to have a familial relationship.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or me at (202) 551-3642 with any other questions.

                                Sincerely,

                                /s/ Loan Lauren P. Nguyen

                                Loan Lauren P. Nguyen
                                Legal Branch Chief
                                Office of Natural Resources

cc: Lance Brunson
         Brunson Chandler & Jones, PLLC